Exhibit 99.1

Intercont (Cayman) Limited Announces Pricing of $6.32 Million Public Offering

SINGAPORE, July 07, 2026 (GLOBE NEWSWIRE) -- Intercont (Cayman) Limited (“Intercont” or the “Company”), a global shipping enterprise with plans for seaborne pulping operations, today announced that it has priced a best-efforts public offering with gross proceeds to the Company expected to be approximately $6.32 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding any proceeds that may be received upon the exercise of the Warrants.

The offering is comprised of 8,000,000 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.0025 per share (the “Class A Ordinary Shares”) and one warrant to purchase one Class A Ordinary Share (each a “Warrant”). The public offering price of the Units is $0.79 per Unit. Each of the Warrants will have an exercise price of $0.869 per Class A Ordinary Share and will be exercisable beginning on the date of the issuance and expire six months from the date of issuance.

The offering is expected to close on or about July 8, 2026, subject to satisfaction of customary closing conditions. The Company intends to use the net proceeds from this offering for business expansion, general working capital purposes and other general corporate purposes.

Prime Number Capital, LLC is acting as sole placement agent for the offering.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-296585) previously filed and declared effective by the Securities and Exchange Commission (the “SEC”) on July 6, 2026. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a written preliminary prospectus and final prospectus that will form a part of the registration statement. Copies of the final prospectus relating to the offering may be obtained from Prime Number Capital, LLC by standard mail to 27 F, 12E 49th Street, New York, NY 10017, or by email at info@pncps.com, or by telephone at (347) 329-1575. In addition, a copy of the prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

About Intercont (Cayman) Limited

Intercont (Cayman) Limited is a global shipping enterprise with plans for seaborne pulping operations. Under a visionary management team, Intercont is dedicated to providing customers with efficient and environmentally friendly transportation solutions through innovative business models and technology. For more information, please visit: https://www.intercontcayman.com.

Forward-Looking Statement

This press release contains statements of a forward-looking nature. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact information:

investorrelations@intercontcayman.com

+65 88182399